Exhibit 1

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

MAK CAPITAL FUND LP

Sale of Common Stock	(24,384)	2.8549	09/11/2026
Sale of Common Stock	(61,137)	2.7199	09/14/2026
Sale of Common Stock	(39,000)	2.5768	09/15/2026